Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:

    Four Seasons Hotels Inc. reports second quarter and six months ended
    June 30, 2006 results

    TORONTO, Aug. 10 /CNW/ - Four Seasons Hotels Inc. (TSX Symbol "FSH"; NYSE
Symbol "FS") today reported its results for the second quarter and six months ended June 30, 2006.
    All amounts disclosed in this news release are in US dollars unless otherwise noted. Endnotes can be found at the end of this news release.

    Highlights of the Second Quarter and Six Months Ended June 30, 2006

    For the second quarter and six months ended June 30, 2006, as compared to the same periods in 2005:

    Hotel and Resort Operating Results:

    <<
    -   For the second quarter, RevPAR(1) increased at our worldwide Core
        Hotels(2) by 12.1% and at our US Core Hotels by 11.7%. For the six
        months ended June 30, 2006, RevPAR increased at our worldwide Core
        Hotels by 11.9% and at our US Core Hotels by 12.2%.

    -   For the second quarter, gross operating margins(3) increased at our worldwide Core Hotels by 150 basis points to 33.9%. At our US Core
        Hotels gross operating margins increased by 170 basis points to
        32.5%. For the six months ended June 30, 2006, gross operating margins increased at our worldwide Core Hotels by 200 basis points to
        33.2%. At our US Core Hotels gross operating margins increased by 190 basis points to 31.4%.

    -   For the second quarter, revenues under management increased 10.8% to
        $750.7 million from $677.7 million. For the six months ended June 30,
        2006, revenues under management increased 12.8% to $1.44 billion from
        $1.28 billion. We had approximately 17,500 rooms under management in the six months ended June 30, 2006, as compared to approximately
        16,600 rooms in the same period in 2005.
    >>

    "Demand for luxury travel continues to be very healthy while supply growth in most markets has been minimal, creating a very favourable dynamic in the luxury segment of the lodging industry," said Isadore Sharp, Chairman and
Chief Executive Officer. "We believe we are in a strong competitive position in luxury lodging and should benefit from this favourable dynamic, both at existing hotels and resorts and at the new Four Seasons properties we are adding to our portfolio."

    Company Operating Results:

    <<
    -   As a result of improved results at properties under our management and an increase in the number of rooms under management, hotel management fees increased 16.4% in the second quarter of 2006. For the six months ended June 30, 2006, hotel management fees increased
        19.5%.

    -   Base fees increased 13.6% in the second quarter and 12.9% for the six months ended June 30, 2006, generally in line with RevPAR
        improvements for the respective periods.

    -   As a result of improved profitability and the addition of new properties under our management, incentive fees increased 22.2% for the second quarter and 34.3% for the six months ended June 30, 2006.

    -   Other fees improved 55.3% for the second quarter and 49.3% for the six months ended June 30, 2006, primarily as a result of an increase in branded residential royalty fees. Royalty fees earned on the sale of branded residences will vary from period to period based on the volume of sales closing in those periods, and these fluctuations may be significant.

    -   Operating earnings before other items(4) increased 18.1% to
        $23.7 million during the second quarter and 37.3% to $44.2 million during the six months ended June 30, 2006.

    -   For the second quarter, net earnings were $9.1 million ($0.25 basic earnings per share and $0.24 diluted earnings per share), compared to net earnings of $15.8 million ($0.43 basic earnings per share and
        $0.42 diluted earnings per share) for the second quarter of 2005.

    -   For the six months ended June 30, 2006, net earnings were
        $22.5 million ($0.61 basic earnings per share and $0.60 diluted earnings per share), as compared to net earnings of $21.0 million for the same period in 2005 ($0.57 basic earnings per share and $0.55 diluted earnings per share).

    Adjusted Net Earnings and Adjusted Earnings per Share(x):

    -   In the second quarter of 2006, other expenses of $6.8 million primarily related to foreign exchange losses. In the second quarter of 2005, other expenses of $8.6 million primarily related to losses on the disposition of assets and foreign exchange losses.

        Adjusting for other expenses, net of applicable income taxes, adjusted net earnings were as follows:

    -------------------------------------------------------------------------
    (in millions of dollars except per share
     amounts)                                               Second quarter
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Net earnings                                    $       9.1  $      15.8
    -------------------------------------------------------------------------
    Adjustments - Other expenses, net                       6.8          8.6
    -------------------------------------------------------------------------
    Tax effect related to foregoing adjustments             1.2    (10.6)(xx)
    -------------------------------------------------------------------------
      Adjusted net earnings                         $      17.1  $      13.8
    -------------------------------------------------------------------------
                                                   --------------------------
    Adjusted basic earnings per share               $      0.47  $      0.38
    -------------------------------------------------------------------------
                                                   --------------------------
    Adjusted diluted earnings per share             $      0.46  $      0.36
    -------------------------------------------------------------------------
                                                   --------------------------

    -   In the six months ended June 30, 2006, other expenses of $7.6 million primarily related to foreign exchange losses. In the six months ended June 30, 2005, other expenses of $11.4 million primarily related to losses on the disposition of assets and foreign exchange losses.

        Adjusting for other expenses, net of applicable income taxes, adjusted net earnings for the six month periods were as follows:

    -------------------------------------------------------------------------
    (in millions of dollars except per share             Six months ended
     amounts)                                                 June 30,
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Net earnings                                    $      22.5  $      21.0
    -------------------------------------------------------------------------
    Adjustments - Other expenses, net                       7.6         11.4
    -------------------------------------------------------------------------
    Tax effect related to foregoing adjustments             1.1    (11.2)(xx)
    -------------------------------------------------------------------------
      Adjusted net earnings                         $      31.2  $      21.2
    -------------------------------------------------------------------------
                                                   --------------------------
    Adjusted basic earnings per share               $      0.85  $      0.58
    -------------------------------------------------------------------------
                                                   --------------------------
    Adjusted diluted earnings per share             $      0.84  $      0.56
    -------------------------------------------------------------------------
                                                   --------------------------

    (x)    Adjusted net earnings is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP. It is,
           therefore, unlikely to be comparable to similar measures presented by other issuers and should not be considered as an alternative to net earnings, cash flow from operating activities or any other measure of performance prescribed by Canadian GAAP. Our adjusted net earnings may also not be comparable to adjusted net earnings used by other companies, which may be calculated differently. We consider adjusted net earnings to be a meaningful indicator of our operations, and management uses it as a measure to assess our operating performance. Adjusted net earnings is also used by investors, analysts, and our lenders as a measure of our financial performance. As a result, we have chosen to provide this
           information.

    (xx)   In connection with the disposition of The Pierre in the second quarter of 2005, we recorded a tax benefit of approximately
           $9.2 million.
    >>

    "Our financial results reflect the improved operating performance at the hotels and resorts under our management and our continued focus on improving profitability at the corporate level. We are pleased to have delivered a solid improvement in our operating earnings," said John Davison, Chief Financial
Officer.
    We are undertaking a series of portfolio refinements aimed at improving our financial position and strengthening the quality of our management portfolio through strategic divestitures and significant enhancements to established properties and new unit additions.

    Expanding the Portfolio - New Four Seasons Projects

    Recent additions to our announced pipeline of properties include new projects in Koh Samui, Thailand; St. Petersburg, Russia; Hangzhou, People's
Republic of China and a second property in Doha, Qatar. Since the beginning of the year, we have announced new projects in nine locations, the four above and
Barbados, Macau, Seychelles, Shanghai and Taipei bringing to 32, the number of announced properties under construction or advanced stage of development.
    "We continue to work with strong development partners around the globe.
The pace of activity related to the development of new Four Seasons properties is very healthy and, as a result, we remain confident in our ability to meet our long term unit growth objectives," said Kathleen Taylor, President
Worldwide Business Operations.

    Refining the Portfolio

    As previously disclosed, we are in negotiations with the owner of The
Ritz-Carlton Chicago. The negotiations relate to the possible sale of that property by the owner to a third party, and the potential cessation of our management of that property, as well as the significant refurbishment of Four
Seasons Hotel Chicago (which is owned by an affiliated owner). We currently anticipate these arrangements would provide the owner of The Ritz-Carlton
Chicago with the option to terminate our management prior to a sale of the property, and the obligation to terminate our management upon a sale of the property. We also anticipate these arrangements would entitle us to payments in connection with both a termination of our management of the property and the owner's sale of the property. Based upon the potential arrangements we are currently discussing, we may be required to recognize an accounting charge of approximately $2.5 million in connection with the termination of the management contract prior to the sale of the property by the owner. We may subsequently record a further gain following a future sale of the property.
The amount and timing of any charge and gain will depend upon the timing and terms of the finalization of the arrangement, the potential date of termination of our management and the ultimate date and sale price of any disposition of the property. For the six months ended June 30, 2006, we have earned approximately $1.0 million of hotel management fees from The
Ritz-Carlton Chicago.

    --------------------------------------------------
    (1) RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers. We use
    RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-
    period performance of comparable properties. Our calculation of
    RevPAR may be different than the calculation used by other lodging companies.

    (2) The term "Core Hotels" means hotels and resorts under management for the full year of both 2006 and 2005. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year.
    Changes from the 2005/2004 Core Hotels are the additions of Four
    Seasons Resort Scottsdale at Troon North, Four Seasons Resort
    Whistler, Four Seasons Resort Costa Rica at Peninsula Papagayo, Four
    Seasons Hotel Gresham Palace Budapest, Four Seasons Resort Provence
    at Terre Blanche and Four Seasons Hotel Cairo at Nile Plaza, and the
    deletion of The Regent Kuala Lumpur.

    (3) Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

    (4) Operating earnings before other items is equal to net earnings plus
    (i) income tax expense less (ii) income tax recovery plus (iii)
    interest expense less (iv) interest income plus (v) other expenses, net plus (vi) depreciation and amortization. Operating earnings before other items is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We consider operating earnings before other items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Operating earnings before other items is also used by investors, analysts and our lenders as a measure of our financial performance.